Exhibit 99.1

Pheton Holdings Ltd

Results for the Six Months Ended June 30, 2024 in Connection with the Unaudited Interim
Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024

Results for the Six Months Ended June 30, 2024

Revenue

Our total revenue decreased by $56,300, or 21.1%, from $266,788 for the six months ended June 30, 2023 to $210,488 for the six months ended June 30, 2024, primarily due to a 32.38% decrease in sales revenue of FTTPS, declining from $256,685 in the first half of 2023 to $173,572 in the first half of 2024. During the six months ended June 30, 2023 and 2024, sales of FTTPS accounted for 96.21% and 82.46% of the total revenue, respectively.

Sales revenue of FTTPS declined significantly due to a substantial drop in average contract prices by 21.11%. The average contract price declined from $36,669 for the six months ended June 30, 2023, to $28,929 for the same period in 2024. The reduction in average contract prices was mainly attributed to a decrease in the clients’ requirements for securing contracts with significantly personalized and tailored solutions. Meanwhile, sales of Medical Auxiliary Supplies increased by 265.38%, from $10,103 for the six months ended June 30, 2023 to $36,916 for the six months ended June 30, 2024.

Cost of Revenue

Our cost of revenue decreased by 57.36% from $67,717 for the six months ended June 30, 2023 to $28,877 for the six months ended June 30, 2024, primarily due to sales cost of FTTPS, which declined significantly by 76.74% from $63,049 for the six months ended June 30, 2023 to $ 14,665 for the six months ended June 30, 2024. Meanwhile, sales cost of Medical Auxiliary Supplies increased by 204.47%, from $ 4,668 for the six months ended June 30, 2023 to $14,213 for the six months ended June 30, 2024.

This decrease in the sales cost of FTTPS can be attributed to fluctuations in the cost of hardware equipment, which is driven by the level of customization required in the sales of FTTPS to cater to the specific needs of our clients in the respective period. The fluctuations in the cost of sales of Medical Auxiliary Supplies and Others are primarily due to the increase in sales, mainly driven by customers’ purchasing needs.

Gross Profit

Our gross profit decreased by $17,460, or 8.77%, from $199,071 for the six months ended June 30, 2023 to a gross profit of $181,611 for the six months ended June 30, 2024 and our overall gross profit margin increased from 74.62% to 86.28%, mainly due to the fluctuation relative to varying levels of customization.

Operating Expenses

Our operating expenses increased from $293,429 for the six months ended June 30, 2023 to $495,889 for the six months ended June 30, 2024, representing a period-on-period increase of 69.00%. This increase was primarily due to the increase in professional service fees, such as annual audit fees, attorney fees, and other professional expenses related to our initial public offering.

Other income, net

Our total other income, net increased by 34.11% from $7,939 for the six months ended June 30, 2023 to $10,647 for the six months ended June 30, 2024. Other income, net, consisted of government subsidy, and financial expenses. The government subsidy mainly aims to encourage and support technology enterprises engaged in the software industry. The increase was mainly due to a greater value added tax (VAT) refund obtained for the six months ended June 30, 2024.

Net loss

As a result of the foregoing, our net loss increased by $201,533, or 241.07%, from net loss of $83,599 for the six months ended June 30, 2023 to net loss of $285,132 for the six months ended June 30, 2024.

F-1

PHETON HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2023	June 30, 2024
ASSETS
Current assets
Cash	$217,885	$17,852
Restricted cash	9,565	9,354
Accounts receivable, net	206,329	192,133
Inventories	52,263	39,718
Prepayments and other current assets	46,426	31,828
Total Current Assets	532,468	290,885
Non-current assets:
Operating lease right-of-use assets	156,130	126,246
Property and equipment, net	58,885	51,257
Deferred tax assets	22,124	39,980
Deferred offering cost	832,561	839,155
Other non-current assets	14,468	14,135
Total Non-current assets	$1,084,168	$1,070,773
Total Assets	$1,616,636	$1,361,658
LIABILITIES AND EQUITY
Currents Liabilities:
Short-term borrowing	—	249,064
Accounts payable	$18,000	$11,641
Contract liabilities	28,668	91,330
Due to related parties	992,027	750,825
Accrued expenses and other current liabilities	115,851	114,042
Operating lease liabilities, current	50,825	54,451
Total Current Liabilities	1,205,371	1,271,353
Non-current Liabilities
Operating lease liabilities, non-current	104,993	74,132
Total Non-current Liabilities	$104,993	$74,132
Total Liabilities	$1,310,364	$1,345,485
Commitments and contingencies
SHAREHOLDERS’ EQUITY
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 4,332,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024	433	433
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024	767	767
Additional paid-in capital	120,714	120,786
Statutory reserves	89,685	89,685
Retained earnings	137,737	(147,395)
Accumulated other comprehensive loss	(43,064)	(48,103)
Total Shareholders’ equity	$306,272	$16,173
Total Liabilities and Shareholders’ Equity	$1,616,636	$1,361,658

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

F-2

PHETON HOLDINGS LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended, June 30, 2023	For the Six Months Ended, June 30, 2024
Revenues	$266,788	$210,488
Cost of revenues	(67,717)	(28,877)
Gross profit	199,071	181,611
Operating expenses
Selling and marketing	(145,457)	(148,822)
General and administrative	(109,895)	(301,129)
Research and development	(38,077)	(45,938)
Total operating expenses	$(293,429)	$(495,889)
Loss from operations	(94,358)	(314,278)
Other Income, net
Government subsidy	12,665	15,452
Other expenses, net	(4,726)	(4,805)
Total Other income, net	7,939	10,647
Loss before income taxes	(86,419)	(303,631)
Income tax expense (benefit)	2,820	(18,499)
Net Loss	(83,599)	(285,132)
Foreign currency translation adjustments, net of nil tax	(18,272)	(5,039)
Total comprehensive loss	$(101,871)	$(290,171)
*Weighted average number of ordinary shares used in per share calculation:	12,000,000	12,000,000
Net income (loss) per ordinary share – Basic and diluted	(0.007)	(0.024)

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

F-3